Exhibit 21.01

List of Subsidiaries

(as of December 13, 2002)

Name of Subsidiary	Country

NetScreen Technologies, Asia Pacific Limited	China

NetScreen Technologies Japan, K.K.	Japan

NetScreen Technologies Korea Company Limited	Korea

NetScreen Technologies (S) PTE LTD	Singapore

NetScreen Technologies Europe Limited	United Kingdom

NetScreen Technologies BVBA	Belgium

NetScreen Technologies France SAS	France

NetScreen Germany GMBH	Germany